SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES
PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14258

PREMIER FARNELL PLC
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of Incorporation or Organization)

150 Armley Road, Leeds,
West Yorkshire LS12 2QQ, England
(Address of principal executive offices)

Securities to be withdrawn pursuant to Section 12(d) of the Act:

Title of each class to be so withdrawn	Name of each exchange on which class is to be withdrawn

American Depositary Shares, each representing two Ordinary Shares of 5 pence each, evidenced by American Depositary Receipts	New York Stock Exchange
Ordinary Shares of 5 pence each	New York Stock Exchange (*)
American Depositary Shares, each representing one $1.35 or one 89.2p Cumulative Convertible Redeemable	New York Stock Exchange
Preference Share of £1 each, evidenced by American Depositary Receipts
$1.35 and 89.2p Cumulative Convertible Redeemable Preference Shares of £1 each	New York Stock Exchange (*)

(*) Listed, not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

        Premier Farnell plc, a company incorporated under the laws of England and Wales (the “Company”), hereby makes application pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d2-2(d) promulgated thereunder to withdraw its ordinary shares of 5 pence each (“Ordinary Shares”), its $1.35 and its 89.2p cumulative convertible redeemable preference shares of £1 each (“Preference Shares”), and the American depositary shares representing each of them (“ADSs”), from listing on the New York Stock Exchange (“NYSE”).

        The Board of Directors of the Company approved a resolution on 7 December 2004 to withdraw the Company’s Ordinary Shares, Preference Shares and ADSs from listing on the NYSE; said resolution is attached hereto as Exhibit A. The reasons for the Board’s decision to withdraw the Ordinary Shares, Preference Shares and ADSs from listing on the NYSE are set out in the extract from the minutes of the Board meeting held on 7 December attached as Exhibit B.

        The Board of Directors requests that the withdrawal from listing take effect on Monday 7 February 2005, which is also the date that termination of the ADS programmes is scheduled to take effect. The Company respectfully requests the opportunity to notify the Commission of a postponement to this date in the event that such a postponement is necessary to co-ordinate the de-listing with termination of the ADS programmes.

        In furtherance of the foregoing, the Company has complied with Rule 806.00 of the NYSE Listed Company Manual by complying with all applicable laws in effect in England and Wales, the jurisdiction in which the Company is incorporated, and by filing with the NYSE a copy of this application, including a certified copy of the resolutions adopted by the Company’s Board of Directors authorizing the withdrawal of the Ordinary Shares, Preference Shares and ADSs from listing on the NYSE. The Ordinary Shares and Preference Shares will continue to be listed on the London Stock Exchange, their principal trading market.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 9 December 2004	PREMIER FARNELL PLC (Registrant)

By: Steven John Webb
Steven John Webb Group Company Secretary and General Counsel

EXHIBIT A

“After due and careful consideration IT WAS RESOLVED THAT:

(a)	the de-listing from the New York Stock Exchange of the Company’s ordinary shares of 5 pence each, its $1.35 and its 89.2p cumulative convertible redeemable preference shares of £1 each and the American depositary shares representing each of them and the termination of the programmes established for such American depositary shares be approved; and

(b)	any Director or the Company Secretary be authorised to do all acts and things so as to carry into effect the purposes of the above resolution and/or to give or execute any or all notices, communications, or other documents on behalf of the Company in connection with the matters contemplated thereby and to agree such amendments, variations or modifications to such notices, communications, or other documents as such Director or the Company Secretary may in his absolute discretion think fit.”

EXHIBIT B

(ii)	The Company’s US shareholder base has reduced considerably since the listing of its shares on the NYSE and registration of such shares with the SEC in 1996. Trading of the ADSs on the NYSE has also declined considerably since the listing. According to Thomson Financial Datastream, the average daily trading volume of the Ordinary Share ADSs from 12 April 1996, the first day of their trading, to 2 February 1997, the Company's financial year end, was 70,900. Their average daily trading volume during the financial year ended 1 February 2004 was 13,200 and between that financial year end and 29 November 2004 has been approximately 15,400. The average daily trading volume of the Preference Share ADSs from 12 April 1996 to 2 February 1997 was 84,900. Their average daily trading volume during the financial year ended 1 February 2004 was 1,600 and between the financial year end and 29 November 2004 has been approximately 800. These declines have caused the Company to re-evaluate the merits of maintaining its NYSE listing and SEC registration.

(iii)	As a result of this re-evaluation, the Company has decided to apply to terminate its NYSE listing now and may, in the future, seek to de-register from the SEC if eligible to do so. Since 1996, the burden and expense of complying with US reporting and registration obligations had increased and would substantially increase further by virtue of the new SEC rules under the Sarbanes-Oxley Act relating to internal financial control documentation.

(iv)	In total, the costs of maintaining the Company’s NYSE listing and SEC registration, including the costs of the management time required, for the year ending 29 January 2006 would be approximately £1.3 million. These costs do not take account of the opportunity cost to the Company of the management effort that would be required to be dedicated to meeting the internal control documentation requirements. This would include delays to other business initiatives.

For the attention of George Sierant

Operations Department
The New York Stock Exchange
20 Broad Street
New York, NY 10005
USA

9 December 2004

Dear Sirs

Application for withdrawal from listing of securities pursuant to Section 12(d) of the Securities Exchange Act of 1934

In view of the reduced number of U.S. holders of our ordinary shares of 5 pence each and our $1.35 cumulative convertible redeemable preference shares of £1 each, the fact there is no US trading of our 89.2p cumulative convertible redeemable preference shares, and the costs associated with our continued U.S. listing and registration, our Board has re-evaluated the merits of maintaining its New York Stock Exchange listing and has decided to terminate it. Accordingly, we wish to voluntarily withdraw these classes of shares from listing on the New York Stock Exchange.

I certify that, at a duly convened and held meeting of the Board of Directors of Premier Farnell plc, the following resolution was unanimously passed:

“After due and careful consideration IT WAS RESOLVED THAT:

(c)	the de-listing from the New York Stock Exchange of the Company’s ordinary shares of 5 pence each, its $1.35 and its 89.2p cumulative convertible redeemable preference shares of £1 each and the American depositary shares representing each of them and the termination of the programmes established for such American depositary shares be approved; and

(d)	any Director or the Company Secretary be authorised to do all acts and things so as to carry into effect the purposes of the above resolution and/or to give or execute any or all notices, communications, or other documents on behalf of the Company in connection with the matters contemplated thereby and to agree such amendments, variations or modifications to such notices, communications, or other documents as such Director or the Company Secretary may in his absolute discretion think fit.”

Yours faithfully

Steven Webb
Company Secretary and General Counsel